UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C. 20549

                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                              ALLIANCE ENTERTAINMENT CORP.
                                     (Name of Issuer)

                        Common Stock, Par Value, $.0001 per share
                              (Title of Class of Securities)

                                       018593103
                                     (CUSIP Number)

                                    Joseph J. Bianco
  Alliance Entertainment Corp., 110 East 59th Street, New York, New York 10022
                                     (212) 935-6662
                   (Name, Address and Telephone Number of Person Authorized
                             to Receive Notices and Communications)

                                     August 27, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / .








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                            Schedule 13D

- ----------------------------                     ---------------------
CUSIP No. 018593103                                Page 2 of 28 Pages
- ----------------------------                     ---------------------

1.  NAME OF REPORTING PERSON - S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON.
        Joseph J. Bianco

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /  /
                                                                     (b)/ X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)    /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A

            NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.  SOLE VOTING POWER
        7,616,750

8.  SHARED VOTING POWER
        3,306,972

9.  SOLE DISPOSITIVE POWER
        4,455,226

10.  SHARED DISPOSITIVE POWER
        0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,250,388

12.  CHECK BOX IF THE AGREEMENT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.95%

14.  TYPE OF REPORTING PERSON*
        IN



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                        AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by Joseph J. Bianco with the Securities and Exchange Commission on June 12, 1995.

Item 1.   Security and Issuer.

              This statement relates to shares of Common Stock, par value $.0001 per share (the "Common Stock"), of Alliance Entertainment Corp., a Delaware corporation ("Alliance Entertainment" or the "Company"), which has its principal executive offices at 110 East 59th Street, New York, New York 10022.

Item 2.     Identity and Background.

                (a) This amended statement is being filed by Joseph J. Bianco. Mr. Bianco may be deemed to constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5(b) of the Exchange Act of 1934 (the "Act") with the following entities: (i) Bain Capital Fund IV L.P. ("BCF-IV"), a Delaware limited partnership; (ii) Bain Capital Fund IV-B L.P. ("BCF-IV-B"), a Delaware limited partnership; (iii) BCIP Associates ("BCIP"), a Delaware partnership; and (iv) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership. BCF-IV, BCF-IV-B, BCIP, and BCIPT are hereinafter referred to as the "Bain Group," Mr. Bianco may be deemed to constitute a "group" with the Bain Group by virtue of an Amendment to Restated Stockholders Agreement among the Company, Mr. Bianco, the Bain Group and certain stockholders of the Company. Joseph J. Bianco expressly disclaims that they have agreed to act as a group other than as described in the Amendment to Restated Stockholders Agreement. Furthermore, Mr. Bianco may be deemed to constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5(b) of the Act with the following stockholders of the Company's Common
Stock: (1) Anil K. Narang; (2) Jerry Bassin; (3) Alan Shapiro; (4) Lawrence Burstein; and (5) Barry Goldin (the "Stockholders") by virtue of a Restated Stockholders Agreement among the Company, Mr. Bianco and the Stockholders. Mr. Bianco expressly disclaims that they have agreed to act as a group other than as set forth in the Restated Stockholders Agreement as amended by the Amendment to Restated Stockholders Agreement.

                  On August 27,1996 Mr. Bianco sold 1,350,000 shares of Common Stock to Wasserstein & Co., Inc. a Delaware corporation ("WCI") and U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore" and, together with USEP Delaware, "USEP") pursuant to a Stock Purchase Agreement dated August 15, 1996 (which is attached as Exhibit 3 hereto) (the "Stock Purchase Agreement"). In addition, pursuant to a Stock Acquisition and Merger Agreement ("Merger Agreement") dated August 15, 1996, among WCI, Mr. Alvin N. Teller, and other parties thereto, the Company acquired all of the outstanding units of Red Ant Box Inc., a Delaware corporation ("Red Ant") from Alvin Teller and WCI. In connection with the Merger Agreement and the Stock Purchase Agreement, Messrs. Bianco, John Friedman, Peter Kaufmann, Elliot Newman, Robert Marx and Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., USEP and WCI entered into Voting Agreement dated as of August 15, 1996, (the "Voting Agreement"),


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attached as Exhibit 4 hereto,  in their capacity as stockholders of the Company.
Although the Voting Agreement is limited in scope, Joseph J. Bianco and the other parties to the Voting Agreement might be deemed to constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5(b) of the Act. Mr. Bianco expressly disclaims that they have agreed to act as a group with the other parties to the Voting Agreement other than as described therein.

     In connection with the Merger Agreement, Mr. Bianco resigned as Chairman of the Board and Chief Executive Officer of the Company and Alvin Teller was appointed Co-Chairman, President and Chief Executive Officer. Mr. Bianco serves as the Company's other Co-Chairman.

                 (b) The address of the principal business and principal office of Mr. Bianco is c/o Alliance Entertainment Corp., 110 East 59th Street, 18th Floor, New York, New York 10022.

                 (c) Mr. Bianco's principal employment is as Co-Chairman and a Director of the Company.

                 (d) During the last five years, Mr. Bianco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, Mr. Bianco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

                  (f) Mr. Bianco is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

                The sources of funds used to acquire the shares of Company Stock beneficially owned by Mr. Bianco are as follows: (1) the 3,128,560 shares of Common Stock currently owned by Mr. Bianco were acquired on November 30, 1993, upon exchange in the merger of the Company with and into Trinity Capital Opportunity Corp., or between November 1993 and April 1996 through open market purchases and exercises of stock options granted by the Company's Compensation Committee and paid for by personal funds and loans from the Company; (2) 1,326,666 options to purchase shares of Common Stock which are exercisable within 60 days of August 27, 1996; (3) 7,795,162 shares owned and paid for by the Stockholders and by the Bain Group which Mr. Bianco has beneficial ownership pursuant to the Restated Stockholders Agreement as amended by the Amendment to Restated Stockholders Agreement.

Item 4.     Purpose of Transaction.

     Mr. Bianco acquired the shares of Common Stock owned by him for his own account for investment purposes. Mr. Bianco currently intends to retain beneficial ownership of the shares of Common Stock that he currently holds. Mr. Bianco may decide at any time to increase or decrease his holdings in the Company's Common Stock based on, among other factors, the price and


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availability   of  shares  of  Common  Stock,   personal  or  other   investment
requirements,   general   stock   market   or   economic   conditions,   or  tax
considerations, subject to certain agreements described in Item 6.

                Except for plans or proposals formulated in his capacity as Co-Chairman of the Company, Mr. Bianco has not formulated plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Alliance Entertainment, or the disposition of securities of Alliance Entertainment; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving Alliance Entertainment or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of Alliance Entertainment including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Alliance Entertainment; (f) any material change in the Company's business or corporate structure; (g) any material change in Alliance Entertainment's Certificate of Incorporation or by-laws or other actions which may impede the acquisition of control of Alliance Entertainment by any other person; (h) causing a class of securities of Alliance Entertainment to be delisted from a national securities exchange or to cease to association; (i) causing a class of equity securities of Alliance Entertainment to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer.

                (a) Mr. Bianco is the beneficial owner (as such term is defined by Rule 13d-3 under the Act) of 12,250,388 shares of Common Stock representing approximately 26.95% of the Company's Common Stock, which includes 1,326,666 shares of Common Stock issuable pursuant to options which are exercisable within 60 days after August 27, 1996.

                (b) Mr. Bianco has (i) sole power to vote 7,616,750 shares of Common Stock, which includes 3,128,560 shares actually owned by him and 4,488,190 shares owned by the Stockholders, but which excludes 1,326,666 shares of Common Stock issuable pursuant to options which are exercisable within 60 days after August 27, 1996; (ii) shared power to vote 3,306,972 shares owned by the Bain Group by virtue of the Amendment to Restated Stockholders Agreement; and (iii) sole dispositive power to dispose of 4,455,226, shares which includes 3,128,560 shares of Common Stock actually owned by Mr. Bianco and 1,326,666 shares of Common Stock issuable pursuant to options held by Mr. Bianco which are exercisable within 60 days after August 27, 1996. Mr. Bianco disclaims that he either has sole or shared power to vote or to direct the vote or the disposition of the 16,348,660 shares of Common Stock owned by the parties to the Voting Agreement except that he shares power to vote 3,306,972 shares owned by the Bain Group.

                  (c) Except for the transaction described in the second paragraph of Item 2(a), Mr. Bianco has not effected a transaction in shares of Common Stock during the past 60 days.

     (d) Mr. Bianco has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,455,226 shares of Common Stock which Mr. Bianco


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has sole dispositive power as described in Item 5(b). Otherwise,  each holder of shares of Common Stock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Bianco.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         In connection with the purchase by BT Capital Partners, Inc. ("BT") and BCI Growth, L.P. ("BCI") of 422,250 shares of the Company's Series A Preferred Stock, Mr. Bianco entered into an Inducement Agreement dated July 16, 1996 (attached hereto as Exhibit 5), with BT and BCI, whereby Mr. Bianco agreed to certain limitations on his ability to sell stock.

         Mr. Bianco, together with Anil Narang, entered into a Right of First Refusal Agreement dated as of August 15, 1996 with Alvin Teller, whereby Messrs. Bianco and Narang agreed to give Alvin Teller a right of refusal on any bona fide offer to transfer shares of the Common Stock to a third-party purchaser. A copy of the Right of First Refusal Agreement is attached hereto as Exhibit 6.

         Except as otherwise set forth in this statement and exhibits hereto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above regarding the shares of Common Stock beneficially owned by Mr. Bianco.

Item 7.     Material to be filed as Exhibits.

     1. Restated Stockholders' Agreement dated November 30, 1993, among Alliance Entertainment Corp. and the Stockholders.*

     2. Amendment to Restated Stockholders Agreement dated May 18, 1995, among Alliance Entertainment Corp. and the Stockholders.*

     3. Stock Purchase Agreement dated as of August 15, 1996, among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Joseph Bianco.

     4. Voting Agreement dated as of August 15, 1996, among Joseph Bianco, John Friedman, Peter Kaufmann, Elliot Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Wasserstein & Co., Inc.

     5. Inducement Agreement dated as of July 16, 1996, among Joseph Bianco, BT Capital Partners, Inc., and BCI Growth, L.P.

     6. Right of First Refusal Agreement dated as of August 15, 1996, among Alvin Teller, Joseph Bianco and Anil Narang.

- -----------------------------------

     * Previously Filed as an exhibit to Mr. Bianco's Schedule 13D filed June 12, 1995.


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Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      September 20, 1996
                                                      By:/s/Joseph J. Bianco
                                                         -------------------
                                                         Joseph J. Bianco





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                             INDEX TO EXHIBITS


EXHIBIT NO.              DESCRIPTION

        1    Restated Stockholders' Agreement dated
             November 30, 1993, among AEC and the
             Stockholders.*

         2   Amendment to Restated Stockholders
             Agreement dated May 18, 1995 among AEC
             and the Stockholders.*

         3   Stock Purchase Agreement dated as of
             August 15, 1996, among Wasserstein & Co.,
             Inc., U.S. Equity Partners, L.P., U.S. Equity
             Partners (Offshore), L.P. and Joseph
             J. Bianco.

        4    Voting Agreement dated as of August 15,
             1996, among Joseph Bianco, John Friedman,
             Peter Kaufmann, Elliot Newman, Robert
             Marx, Alvin Teller, Bain Capital, Inc., BT
             Capital Partners, Inc., U.S. Equity Partners,
             L.P., U.S. Equity Partners (Offshore), L.P.
             and Wasserstein & Co., Inc.

        5    Inducement  Agreement  dated  as of July  16,
             1996,  among  Joseph Bianco, BT Capital
             Partners, Inc., and BCI Growth, L.P.


        6    Right of First Refusal Agreement dated as of
             August 15, 1996, among Alvin Teller,
             Joseph Bianco and Anil Narang.


- ----------------------------------------
*Previously filed as an exhibit to Mr. Bianco's Schedule 13D filed June 1, 1995.